Subject to Completion
              Preliminary Pricing Supplement dated March 2, 2005
PRICING SUPPLEMENT
------------------
(to prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number:

                                [LOGO OMITTED]
                                   [ ] Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
             Zero Coupon Convertible Securities Exchangeable into
                 Berkshire Hathaway Inc. Class B Common Stock
                               due March , 2010
                                 (the "Notes")
                $1,000 original public offering price per unit

                          --------------------------

The Notes:                              Payment on the maturity date:

o  The Notes are designed for           o  On the maturity date, if you have
   investors who want to protect           not elected to exchange your
   their investment by receiving at        Notes, for each $1,000 original
   least the original offering price       public offering price per unit of
   of their investment on the              your Notes, we will pay you an
   maturity date and who want to           amount in cash equal to the
   participate to the extent provided      greater of:
   herein in possible increases in
   the value of Berkshire Hathaway      o  the product of the exchange ratio
   Inc. class B common stock.              and the average closing price of
                                           one share of class B common stock
o  100% principal protection on the        of Berkshire Hathaway Inc.
   maturity date.                          determined as described in this
                                           pricing supplement; or
o  There will be no payments prior to
   the maturity date and we cannot      o  $1,000.
   redeem the Notes prior to the
   maturity date.                          The price of Berkshire Hathaway
                                           Inc. class B common stock must
o  The Notes will be payable in cash       increase by more than a percentage
   or shares of Berkshire Hathaway         expected to be between 15.50% and
   Inc. class B common stock (trading      16.00% after the pricing date in
   symbol "BRK-B"), as described in        order for you to receive more than
   this pricing supplement. Berkshire      $1,000 per Note.
   Hathaway Inc. has no obligations
   relating to, and does not sponsor    Exchange at holder's election:
   or endorse, the Notes.
                                        o  If you exchange your Notes prior
o  You may elect to exchange your          to the maturity date, we will
   Notes prior to the maturity date.       deliver to you, for each $1,000
                                           original public offering price per
o  The Notes will not be listed on         unit of your Notes, a number of
   any securities exchange.                shares of Berkshire Hathaway Inc.
                                           class B common stock equal to the
o  The Notes will be senior unsecured      exchange ratio.
   debt securities of Merrill Lynch &
   Co., Inc. and part of a series       o  The actual exchange ratio and
   entitled "Medium-Term Notes,            percentage by which the price of
   Series C" and will have the CUSIP       Berkshire Hathaway Inc. class B
   No. .                                   common stock will need to increase
                                           in order for you to receive class
o  Expected settlement date: March ,       B common stock of Berkshire
   2005.                                   Hathaway Inc. having an aggregate
                                           value that exceeds $1,000 per
                                           $1,000 original public offering
                                           price per unit of Notes, which
                                           percentage is expected to be
                                           between 15.50% and 16.00%, will be
                                           determined on the date the Notes
                                           are priced for initial sale to the
                                           public and will appear in the
                                           final pricing supplement.




      Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.
      Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying prospectus supplement.

                          --------------------------
                                                         Per Unit        Total

  Public offering price(1)............................  $1,000.00          $
  Underwriting discount...............................  $                  $
  Proceeds, before expenses,
  to Merrill Lynch & Co., Inc. .......................  $                  $
  (1) The public offering price and the underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          --------------------------
                              Merrill Lynch & Co.
                          --------------------------
             The date of this pricing supplement is March , 2005.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A..................................................PS-3
RISK FACTORS..............................................................PS-7
DESCRIPTION OF THE NOTES.................................................PS-10
THE DELIVERABLE SHARES...................................................PS-20
UNITED STATES FEDERAL INCOME TAXATION....................................PS-22
ERISA CONSIDERATIONS.....................................................PS-27
USE OF PROCEEDS AND HEDGING..............................................PS-28
SUPPLEMENTAL PLAN OF DISTRIBUTION........................................PS-28
EXPERTS..................................................................PS-28
INDEX OF CERTAIN DEFINED TERMS...........................................PS-29

                             Prospectus Supplement

RISK FACTORS...............................................................S-3
DESCRIPTION OF THE NOTES...................................................S-4
UNITED STATES FEDERAL INCOME TAXATION.....................................S-21
PLAN OF DISTRIBUTION......................................................S-28
VALIDITY OF THE NOTES.....................................................S-29

                                  Prospectus

Merrill Lynch & Co., Inc.....................................................2
Use of Proceeds..............................................................2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends.........................3
The Securities...............................................................3
Description of Debt Securities...............................................4
Description of Debt Warrants................................................15
Description of Currency Warrants............................................17
Description of Index Warrants...............................................18
Description of Preferred Stock..............................................24
Description of Depositary Shares............................................29
Description of Preferred Stock Warrants.....................................33
Description of Common Stock.................................................35
Description of Common Stock Warrants........................................38
Plan of Distribution........................................................41
Where You Can Find More Information.........................................42
Incorporation of Information We File With the SEC...........................42
Experts.....................................................................43

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Zero Coupon Convertible Securities Exchangeable into Berkshire Hathaway Inc. class B common stock due March , 2010 (the "Notes"). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, certain matters related to Berkshire Hathaway Inc. (the "Underlying Company") class B common stock (the "Deliverable Shares"), and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

      The Notes will be a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on March , 2010, unless you have previously elected to exchange your Notes for shares of the Deliverable Shares.

      Each unit will represent a single Note with a $1,000 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

What is the Underlying Company?

      The Underlying Company has disclosed that it is a holding company owning subsidiaries engaged in a number of diverse business activities and that the most important of these are insurance businesses conducted on both a primary basis and a reinsurance basis. You should independently investigate the Underlying Company and decide whether an investment in the Notes is appropriate for you.

      Because the Deliverable Shares are registered under the Securities and Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located by reference to SEC file number 000-1067983 and inspected at the SEC's public reference facilities or accessed over the Internet through the SEC's web site. In addition, information regarding the Underlying Company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated information. We make no representation or warranty as to the accuracy or completeness of any such information. For further information, please see the sections entitled "The Deliverable Shares--The Underlying Company" and "Where You Can Find More Information" in this pricing supplement and the accompanying prospectus.

What is the Underlying Company's role in the Notes?

      The Underlying Company has not authorized or approved the Notes and has no financial or legal obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Underlying Company will not receive any of the proceeds of the offering of the Notes and is not responsible for, and has not participated in, the offering of the Notes and is not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes. ML&Co. is not affiliated with the Underlying Company.

How have the Deliverable Shares performed historically?

      You can find a table with the high and low closing prices per share of the Deliverable Shares during each calendar quarter from 1999 to the present in the section entitled "The Deliverable Shares--Historical Data" in this pricing supplement.

      We have provided this historical information to help you evaluate the behavior of the Deliverable Shares in various economic environments; however, this information is not necessarily indicative of how the Deliverable Shares will perform in the future.

What will I receive on the maturity date of the Notes?

      On the maturity date, if you have not previously elected to exchange the Notes, for each unit of Notes that you own, we will pay you an amount in cash equal to the greater of:

     o the product of the Exchange Ratio and the average Closing Market Price of one share of the Deliverable Shares during a specified period immediately preceding the maturity date, as described herein, or

     o    $1,000.

      The "Exchange Ratio" will be determined on the date the Notes are priced for initial sale to the public (the "Pricing Date") based on the percentage by which the price of the Deliverable Shares will need to increase so that the aggregate value of the Deliverable Shares will exceed $1,000 per $1,000 original public offering price per unit of Notes. We expect this percentage to be between 15.50% and 16.00%. For example, assuming that the price of the Deliverable Shares will be required to increase by 15.75% (the midpoint of the expected range between 15.50% and 16.00%) and March 1, 2005 was the Pricing Date, based on the Closing Market Price of the Deliverable Shares of $3,021.10, the Exchange Ratio would equal 0.28597 ($1,000 divided by $3,496.92, a 15.75% increase in the price of the Deliverable Shares).

      In the event of certain reorganization events of the Underlying Company, we will make an adjustment to any computation which is to be based on the Exchange Ratio. For more specific information, please see the section entitled "Description of the Notes--Reorganization Events".

 -----------------------------------------------------------------------------
 Examples

       Set forth below are three examples of the calculation of the cash payment on the Notes on the maturity date assuming a hypothetical Exchange Ratio of 0.28597 based on a 15.75% (the midpoint in the range between 15.50% and 16.00%) increase in the price of the Deliverable Shares, and assuming that you have not exchanged your Notes:

 Example 1--The hypothetical average Closing Market Price of the Deliverable Shares on the maturity date is 90% of the Closing Market Price of the Deliverable Shares on the Pricing Date:

 Hypothetical Closing Market Price of the Deliverable Shares on the Pricing
 Date: $3,021.10
 Exchange Ratio: 0.28597
 Hypothetical average Closing Market Price of the Deliverable Shares at maturity: $2,718.99

                         0.28597 x $2,718.99 = $777.54

 Amount payable at maturity = $1,000
 (the amount payable on the maturity date cannot be less than $1,000)

 Example 2--The hypothetical average Closing Market Price of the Deliverable Shares on the maturity date is 110% of the Closing Market Price of the Deliverable Shares on the Pricing Date:

 Closing Market Price of the Deliverable Shares on the Pricing Date:
 $3,021.10
 Exchange Ratio: 0.28597
 Hypothetical average Closing Market Price of the Deliverable Shares at maturity: $3,323.21

                         0.28597 x $3,323.21 = $950.32

 Amount payable at maturity = $1,000
 (the amount payable on the maturity date cannot be less than $1,000)

 Example 3--The hypothetical average Closing Market Price of the Deliverable Shares at maturity is 150% of the Closing Market Price of the Deliverable Shares on the Pricing Date:

 Closing value of the Deliverable Shares on the Pricing Date: $3,021.10 Exchange Ratio: 0.28597
 Hypothetical average Closing Market Price of the Deliverable Shares at maturity: $4,531.65

                        0.28597 x $4,531.65 = $1,295.90
 -----------------------------------------------------------------------------

What will I receive if I elect to exchange my Notes?

      You may require us to exchange your Notes by giving notice at any time, beginning on March , 2005 and ending on the eighth scheduled Business Day before the maturity date. If you elect to exchange your Notes, we will deliver to you a number of shares of the Deliverable Shares equal to the Exchange Ratio. For more information about exchange, please see the section entitled "Description of the Notes--Early Exchange at Holder's Election" in this pricing supplement.

      We will not distribute any fractional shares of the Deliverable Shares. Instead, we will pay the cash value of the fractional share as more fully described in this pricing supplement. For more information, please see "Description of the Notes--Fractional Shares" in this pricing supplement.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though no cash will be paid to you until the maturity date or, if you elect to exchange your Notes prior to the maturity date, no shares of the Deliverable Shares will be delivered to you until such early exchange of your Notes. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual amount of cash or the fair market value of shares of Deliverable Shares payable on the Notes on the maturity date or upon an exchange of the Notes will be, or that the actual amount payable on the Notes on the maturity date will even exceed $1,000 per unit thereof. We have determined that this estimated yield will equal % per annum, compounded semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a unit of the Notes for $1,000 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from such unit of the Notes each year: $ in 2005, $ in 2006, $ in 2007, $ in 2008, $ in 2009 and $ in 2010. However, in 2010, the
amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $ , depending upon the actual amount of cash you receive on the maturity date. Also, if the actual amount of cash payable per unit of the Notes on the maturity date is less than $ , you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop" in this pricing supplement.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the Closing Market Price of the Notes during the initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or to continue them once it has started.

      MLPF&S also will be our agent for purposes of calculating, among other things, the amount payable on the maturity date and the Exchange Ratio. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks before you decide that an investment in the Notes is suitable for you.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The amount we pay you on the maturity date, or the value of any Deliverable Shares that you may receive upon an exchange, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return may be limited and will not be identical to the return of owning the Deliverable Shares

      The price of the Deliverable Shares will be required to increase by more than a percentage expected to be between 15.50% to 16.00% from the Pricing Date to the Calculation Period or the Exchange Date, as the case may be, in order for you to receive cash (or in the case of an exchange, securities having a cash value) in excess of the original offering price of the Notes.

      The calculation of the average Closing Market Price of the Deliverable Shares, and in certain circumstances, other securities, property and/or cash, and any amounts payable to you upon any redemption or exchange, as the case may be, does not take into consideration the value of cash dividends, if any, paid on the Deliverable Shares, other than as described in the section entitled "Description of the Notes--Dilution and Reorganization Adjustments" in this pricing supplement.

A trading market for the Notes is not expected to develop

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the price of the Deliverable Shares. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The price of the Deliverable Shares is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the price of the Deliverable Shares. In general, the value of the Notes will decrease as the value of the Deliverable Shares decreases and the value of the Notes will increase as the value of the Deliverable Shares increases. However, you generally should not expect the increase or decrease in the market value of your Notes to be identical to the increase or decrease in the market value of the Deliverable Shares. You should understand that for each $1,000 original public offering price per unit of the Notes that you own, you will not receive more than $1,000 in cash on the maturity date unless the average Closing Market Price of the Deliverable Shares has appreciated by more than a percentage expected to be between 15.50% to 16.00% from the Pricing Date to the Calculation Period.

      Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the Notes will increase.

      Changes in the volatility of the Deliverable Shares are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Deliverable Shares increases, we expect the trading value of the Notes will decrease; and, if the volatility of the Deliverable Shares decreases, we expect that the trading value of the Notes will increase.

      As the time remaining to maturity of the Notes decreases, the "time premium or discount" associated with the Notes will decrease. We anticipate that before their maturity, the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the price of the Deliverable Shares. This difference will reflect a "time premium or discount" due to expectations concerning the price of the Deliverable Shares during the period before the maturity date of the Notes. However, as the time remaining to maturity decreases, any discount or premium attributed to the trading value of the Notes will diminish, increasing or decreasing the trading value of the Notes.

      Changes in dividend yields of the Deliverable Shares are expected to affect the trading value of the Notes. In general, if the dividend yield on the Deliverable Shares increase, we expect the trading value of the Notes to decrease and, conversely, if the dividend yield on the Deliverable Shares decrease, we expect the trading value of the Notes will increase.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage change, if any, in the price of the Deliverable Shares on the maturity date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes. In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the price of the Deliverable Shares will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

There is no affiliation between ML&Co. and the Underlying Company

      We are not affiliated with the Underlying Company, and the Underlying Company has not authorized or approved the Notes and has no financial or legal obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Underlying Company will not receive any of the proceeds of the offering of the Notes and is not responsible for, and has not participated in, the offering of the Notes and is not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

      Neither ML&Co. nor MLPF&S have conducted any due diligence inquiry with respect to the Underlying Company in connection with the offering of the Notes; and they make no representation as to the completeness or accuracy of publicly available information regarding the Underlying Company or as to the future performance of the Deliverable Shares. Any prospective purchaser of the Notes should undertake such independent investigation of the Underlying Company as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

As a holder of the Notes, you are not entitled to stockholder's rights

      Holders of the Notes will not be entitled to any rights in the Deliverable Shares including, for example, the right to receive dividends or other distributions, voting rights and the right to tender or exchange common stock in any tender or exchange offer by the Underlying Company or any third party.

Purchases and sales of the Deliverable Shares by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the Deliverable Shares or futures or options contracts on the Deliverable Shares for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Deliverable Shares and, in turn, the value of the Notes in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the price of the Deliverable Shares. Temporary increases or decreases in the market price of the Deliverable Shares may also occur as a result of the purchasing activities of other market participants. Consequently, the price of the Deliverable Shares may change subsequent to the Pricing Date, affecting the market value of the Notes and therefore the trading value of the Notes.

Potential conflicts of interest could arise

      Our subsidiary MLPF&S is our agent for purposes of calculating, among other things, the number of Deliverable Shares deliverable to you on the maturity date. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination of whether a Market Disruption Event, as defined in this pricing supplement, has occurred, or in connection with judgments that it would be required to make with regard to such adjustments. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligations in connection with the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

      You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See "United States Federal Income Taxation" below.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by the holders, the Notes will mature on March , 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP for the Notes is .

      The Notes are not subject to redemption by us before the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under "--Events of Default and Acceleration" in this pricing supplement and "Description of Debt Securities--Events of Default" in the accompanying prospectus.

      ML&Co. will issue the Notes in denominations of whole units each with a $1,000 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      Unless you have previously elected to exchange your Notes, a holder of a Note will be entitled to an amount in cash equal to the greater of:

      (i) the product of the Exchange Ratio and the average Closing Market Price of the Deliverable Shares on the first five Calculation Days during the Calculation Period, as defined below; provided, however, that

            o if there are fewer than five Calculation Days during the Calculation Period, then the amount payable shall be calculated using the average on those Calculation Days,

            o if there is only one Calculation Day during the Calculation Period, then the amount payable shall be calculated using the Closing Market Price of the Deliverable Shares on that Calculation Day, and

            o if no Calculation Days occur during the Calculation Period with respect to the Deliverable Shares, then the amount payable shall be calculated using the Closing Market Price on the last scheduled Calculation Day in the Calculation Period regardless of whether a Market Disruption Event, as defined in this pricing supplement, occurs on that date, or

      (ii)  $1,000.

      If the maturity date is not a Business Day, we will pay the cash amount due on the maturity date on the first Business Day following the maturity date and no interest will accrue to such payment date.

      All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and holders of the Notes.

      "Exchange Ratio" will be determined on the date are priced for initial sale to the public (the "Pricing Date") based on the percentage by which the price of the Deliverable Shares will need to increase so that the aggregate value of the Deliverable Shares will exceed $1,000 per $1,000 original public offering price per unit of

Notes. We expect this percentage to be between 15.50% and 16.00%. The Exchange Ratio will be subject to adjustment for certain events described under "Dilution and Reorganization Adjustments--Exchange Ratio Adjustments" and "--Alternative Dilution and Reorganization Adjustments" in this section.

      "Business Day" means any day other than a Saturday or a Sunday that is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

      "Calculation Period" means the period from and including the seventh scheduled Calculation Day immediately preceding the maturity date to and including the second scheduled Calculation Day before the maturity date.

      "Calculation Day" means any Trading Day during the Calculation Period on which a Market Disruption Event has not occurred.

      "Trading Day" means a day on which the New York Stock Exchange (the "NYSE"), the American Stock Exchange (the "AMEX") and The Nasdaq Stock Market are open for trading as determined by the calculation agent.

Fractional Shares

      We will not distribute fractional Deliverable Shares. If the number of Deliverable Shares to be delivered on the maturity date is not divisible by a whole number, we will aggregate all share amounts due to a registered holder on the maturity date, and, in lieu of delivering a fractional Deliverable Share, we will pay to the registered holder the cash value of the fractional share based on the Closing Market Price of the Deliverable Shares. While the Notes are held at the depositary, the sole registered holder will be the depositary. Depositary participants have different policies pertaining to fractional shares. You should consult the participant through which you hold the Notes to ascertain the participant's specific policy.

Hypothetical Returns on the Maturity Date

      The following table illustrates, for a range of hypothetical average Closing Market Prices of the Deliverable Shares on the maturity date:

   o the percentage change in the price of the Deliverable Shares from the Pricing Date to the maturity date,

   o  the amount payable on the Notes at the maturity date,

   o  the total annualized yield on the Notes on the maturity date, and

   o  the total annualized yield from direct ownership of the Deliverable
      Shares.

      The table below also assumes:

      o   original issue date:    March 1, 2005
      o   Exchange Ratio:         0.28597 (based on the Closing Market Price
                                  of the Underlying Company's common stock on
                                  March 1, 2005 of $3,021.10 and an assumed
                                  15.75% required increase in the price of the
                                  Deliverable Shares, the midpoint of the
                                  expected range between 15.50% and 16.00%).
      o   maturity date:          March 1, 2010


 Hypothetical    Percentage       Amount          Total
    average       change in     payable on      annualized     Total annualized
Closing Market    the price    the Notes on    yield on the   yield from direct
 Price on the     from the     the maturity    Notes on the    ownership of the
 maturity date  Pricing Date     date(1)     maturity date(2) Deliverable Shares
--------------  ------------   ------------  ---------------- -----------------
  604.22          -80%           1,000.00         0.00%             -27.51%
1,208.44          -60%           1,000.00         0.00%             -16.74%
1,812.66          -40%           1,000.00         0.00%              -9.71%
 2416.88          -20%           1,000.00         0.00%              -4.36%
 3021.10(3)         0%           1,000.00         0.00%               0.00%
 3625.32           20%           1,036.72         0.72%               3.71%
 4229.54           40%           1,209.50         3.84%               6.96%
 4833.76           60%           1,382.29         6.58%               9.85%
 5437.98           80%           1,555.08         9.02%              12.47%
 6042.20          100%           1,727.86        11.24%              14.86%
--------------
(1) These hypothetical cash payment amounts are for illustrative purposes only. An investor may choose to exchange the Notes at any time until the eighth scheduled Business Day before the maturity date. Whether amounts are actually paid at the times indicated depends on numerous factors, including but not limited to future market conditions.
(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis assuming an investment term from March 1, 2005 to March 1, 2010, a term expected to equal that of the Notes.
(3) This was the Closing Market Price of the Deliverable Shares on March 1, 2005, the hypothetical Pricing Date.


Early Exchange at Holder's Election

      You may elect to exchange all or a portion of the Notes you own by giving notice as described below on any Business Day which is also a Trading Day during the period beginning on March , 2005 and ending on the eighth scheduled Business Day before the maturity date. Your written notice must be given to the calculation agent and the trustee by 3:00 p.m., New York City time on such date. If the calculation agent receives your notice after 3:00 p.m., New York City time, on any Trading Day, your notice will be deemed to have been given on the following Trading Day. Any date on which you give us proper notice requiring us to exchange your Notes early, or day on which such notice shall be deemed to have been given, is referred to as the "Exchange Notice Date".

      If you exercise your exchange right, as described above, then as of the applicable Exchange Notice Date, you will receive shares of the Deliverable Shares, the value of which could be less than the cash amount which you would otherwise have been entitled had you held the Notes until the maturity date. Therefore, you should carefully consider this risk before exercising the exchange right.

      For each $1,000 original offering price per unit of the Notes you require us to exchange, we will deliver to you a number of shares of the Deliverable Shares equal to the Exchange Ratio (subject to adjustment for certain corporate reorganization events, as described below), as determined on the Exchange Notice Date.

      We will deliver the shares of the Deliverable Shares to you no more than five Business Days after the Exchange Notice Date. We refer to that fifth Business Day after the Exchange Notice Date as the "Exchange Date."

      The Notes will be issued in registered global form and will remain on deposit with the depositary as described in this pricing supplement and the accompanying prospectus. Therefore, you must exercise your exchange option in respect of your Notes through the depositary, by delivering notice of your election to the depositary. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election of exchange of your Notes, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 original offering price of Notes, will be equal to an amount as described under "--Payment on the Maturity Date" above, calculated as though the date of default were the maturity date for the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of the Notes may be limited, under
Section 502(b)(2) of Title 11 of the United States Code, to the original issue price of the Notes plus an additional amount of contingent interest calculated as though the date of commencement of the proceeding were the maturity date of the Notes.

      In case of default in payment of the Notes, whether at the maturity date, the Exchange Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of % per year, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Exchange Ratio Adjustments

      The Exchange Ratio used to calculate amounts payable on any date of determination is subject to adjustment by the calculation agent as a result of the dilution and reorganization adjustments described in this section. No adjustments to the Exchange Ratio will be required unless the Exchange Ratio adjustment would require a change of at least 0.1% in the Exchange Ratio then in effect. The Exchange Ratio resulting from any of the adjustments specified in this section will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Exchange Ratio after the close of business on the eighth scheduled Business Day immediately prior to the maturity date or the Exchange Date, as applicable.

      No adjustments to the Exchange Ratio will be required other than those specified below. However, ML&Co. may, at its sole discretion, cause the calculation agent to make additional adjustments to the Exchange Ratio to reflect changes occurring in relation to the Deliverable Shares or any other security received in a reorganization event in other circumstances where ML&Co. determines that it is appropriate to reflect those changes. The required adjustments specified in this section do not cover all events that could affect the Closing

Market Price of the Deliverable Shares, including, without limitation, a partial tender or exchange offer for the Deliverable Shares.

      MLPF&S as calculation agent shall be solely responsible for the determination and calculation of any adjustments to the Exchange Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations shall be conclusive absent manifest error.

      No adjustments will be made for certain other events, such as offerings of common stock by the Underlying Company for cash or in connection with acquisitions or the occurrence of a partial tender or exchange offer for the Deliverable Shares by the Underlying Company or any third party.

      ML&Co. will, within ten Business Days following the occurrence of an event that requires an adjustment to the Exchange Ratio, or if ML&Co. is not aware of this occurrence, as soon as practicable after becoming so aware, provide written notice to the trustee, which shall provide notice to the holders of the Notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Exchange Ratio.

   Stock splits and reverse stock splits

      If the Deliverable Shares are subject to a stock split or reverse stock split, then once any split has become effective, the Exchange Ratio relating to the Deliverable Shares will be adjusted to equal the product of the prior Exchange Ratio and the number of shares which a holder of one share of the Deliverable Shares before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

   Stock dividends

      If the Deliverable Shares are subject to a (i) stock dividend, i.e., issuance of additional shares of the Deliverable Shares, that is given ratably to all holders of shares of the Deliverable Shares, or (ii) distribution of shares of the Deliverable Shares as a result of the triggering of any provision of the corporate charter of the Underlying Company, then, once the dividend has become effective and the shares are trading ex-dividend, the Exchange Ratio will be adjusted so that the new Exchange Ratio shall equal the prior Exchange Ratio plus the product of:

   o  the prior Exchange Ratio; and

   o the number of the Deliverable Shares which a holder of one Deliverable Share before the date the dividend became effective and the Deliverable Shares traded ex-dividend would have owned or been entitled to receive immediately following that date.

   Extraordinary Dividends

      There will be no adjustments to the Exchange Ratio to reflect any cash dividends or cash distributions paid with respect to the Deliverable Shares other than Extraordinary Dividends, as described below, and distributions described under the section entitled "--Reorganization Events" below.

      An "Extraordinary Dividend" means, with respect to a cash dividend or other distribution with respect to the Deliverable Shares, a dividend or other distribution which exceeds the immediately preceding non-Extraordinary Dividend for the Deliverable Shares (as adjusted for any subsequent corporate event requiring an adjustment as described in this pricing supplement, such as a stock split or reverse stock split) by an amount equal to at least 10% of the Closing Market Price of the Deliverable Shares on the Trading Day preceding the ex-dividend date with respect to the Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to the Deliverable Shares, the Exchange Ratio will be adjusted on the ex-dividend date with respect to the Extraordinary Dividend so that the new Exchange Ratio will equal the product of:

   o  the prior Exchange Ratio, and

   o a fraction, the numerator of which is the Closing Market Price per share of the Deliverable Shares on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Closing Market Price per Deliverable Share on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount.

      The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for the Deliverable Shares will equal:

   o in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per Deliverable Share of that Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for those shares of the Deliverable Shares; or

   o in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per Deliverable Share of that Extraordinary Dividend.

      To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent, whose determination shall be conclusive. A distribution on the Deliverable Shares described in clause (a), (d) or (e) of the section entitled "--Reorganization Events" below that also constitutes an Extraordinary Dividend shall only cause an adjustment pursuant to clause (a), (d) or (e) under the section entitled "--Reorganization Events". A distribution on the Deliverable Shares described in the section entitled "--Issuance of transferable rights and warrants" that also constitutes an Extraordinary Dividend shall only cause an adjustment pursuant to that section.

      "Closing Market Price" means:

      If the Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes) are listed on a national securities exchange in the United States, is a Nasdaq National Market System ("Nasdaq NMS") security or is included in the OTC Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), then the "Closing Market Price" for any date of determination on any Trading Day means for one share of the Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes):

   o the last reported sale price, regular way, on that day on the principal United States securities exchange registered under the Exchange Act on which that security is listed or admitted to trading (without taking into account any extended or after-hours trading session), or

   o if not listed or admitted to trading on any such securities exchange or if the last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the Nasdaq NMS or OTC Bulletin Board on that day (without taking into account any extended or after-hours trading session), or

   o if the last reported sale price is not available for any reason, including, without limitation, the occurrence of a Market Disruption Event, as described below, the mean of the last reported bid and offer price of the principal trading session on the over-the-counter market as reported on The Nasdaq Stock Market or OTC Bulletin Board on that day as determined by the calculation agent or from as many dealers in such security, but not exceeding three, as have made the bid prices available to the calculation agent after 3:00 p.m., local time in the principal market, on that date (without taking into account any extended or after-hours trading session).

      If the Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes) are not listed on a national securities exchange in the United States, is not a Nasdaq NMS security or included in the OTC Bulletin Board Service operated by the NASD, then the Closing Market Price for any date of determination on any Trading Day means for one Deliverable Share (or any other security for which a

Closing Market Price must be determined for purposes of the Notes) the last reported sale price on that day on the securities exchange on which that security is listed or admitted to trading with the greatest volume of trading for the calendar month preceding such Trading Day as determined by the calculation agent; provided that if the last reported sale price is for a transaction which occurred more than four hours prior to the close of that exchange, then the Closing Market Price shall mean the average of the last available bid and offer price on that exchange.

      If the Deliverable Shares (or any other security for which a Closing Market Price must be determined for purposes of the Notes) are not listed or admitted to trading on any such securities exchange or if such last reported sale price or bid and offer are not obtainable, then the Closing Market Price shall mean the average of the last available bid and offer prices in such market of the three dealers which have the highest volume of transactions in that security in the immediately preceding calendar month as determined by the calculation agent based on information that is reasonably available to it.

      "Market Disruption Event" means either of the following events as determined by the calculation agent:

      (A) a suspension of, absence of, including the absence of an official closing price, or material limitation on, trading of the Deliverable Shares on the primary market for the Deliverable Shares for more than two hours of trading or during the one-half hour period preceding the close of trading, as determined by the calculation agent in its sole discretion; or the suspension or material limitation on the primary market for trading in options contracts related to the Deliverable Shares, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the calculation agent in its sole discretion; and

      (B) a determination by the calculation agent in its sole discretion that the event described in clause (A) above materially interfered with the ability of ML&Co., MLPF&S or any of their affiliates to unwind all or a material portion of the hedge with respect to the Notes.

      For purposes of determining whether a Market Disruption Event has occurred:

      (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

      (2) a decision to permanently discontinue trading in the relevant options contracts related to the Deliverable Shares will not constitute a Market Disruption Event;

      (3) limitations pursuant to any rule or regulation enacted or promulgated by the NYSE or The Nasdaq Stock Market or other regulatory organization with jurisdiction over the NYSE or The Nasdaq Stock Market on trading during significant market fluctuations will constitute a suspension or material limitation of trading in the Deliverable Shares;

      (4) a suspension of trading in an options contract on the Deliverable Shares by the primary securities market trading in the options contracts related to the Deliverable Shares, if available, by reason of:

          o a price change exceeding limits set by the securities exchange or market;

          o an imbalance of orders relating to options contracts on the Deliverable Shares; or

          o a disparity in bid and ask quotes relating to options contracts on the Deliverable Shares will constitute a suspension or material limitation of trading in options contracts related to the Deliverable Shares; and

      (5) a suspension of, absence of or material limitation on trading on the primary securities market on which options contracts related to the Deliverable Shares are traded will not include any time when that securities market is itself closed for trading under ordinary circumstances.

      If the Exchange Property, as defined below under "--Reorganization Events" in this pricing supplement, includes securities other than the Deliverable Shares, then the above definition will be revised to include each of those securities in the same manner as the Deliverable Shares are considered in determining whether a Market Disruption Event exists.

      As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date or the redemption date you will receive. See "--Payment on the Maturity Date" in this pricing supplement.

   Issuance of transferable rights or warrants

      If the Underlying Company issues transferable rights or warrants to all holders of the Deliverable Shares to subscribe for or purchase the Deliverable Shares, including new or existing rights to purchase the Deliverable Shares pursuant to a shareholder's rights plan or arrangement, then the Exchange Ratio will be adjusted on the Business Day immediately following the issuance of such transferable rights or warrants so that the new Exchange Ratio will equal the prior Exchange Ratio plus the product of:

   o  the prior Exchange Ratio, and

   o the number of shares of the Deliverable Shares that can be purchased with the cash value of such warrants or rights distributed on a single share of the Deliverable Shares.

      The number of shares that can be purchased will be based on the Closing Market Price of the Deliverable Shares on the date the new Exchange Ratio is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a national securities exchange, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a national securities exchange, will be determined by the calculation agent and will equal the average of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Exchange Ratio is determined, provided that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

      If prior to the maturity date of the Notes,

      (a) there occurs any reclassification or change of the Deliverable Shares, including, without limitation, as a result of the issuance of tracking stock by the Underlying Company;

      (b) the Underlying Company, or any surviving entity or subsequent surviving entity of the Underlying Company (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity;

      (c) any statutory exchange of securities of the Underlying Company or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above;

      (d) the Underlying Company is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law;

      (e) the Underlying Company issues to all of its shareholders equity securities of an issuer other than the Underlying Company, other than in a transaction described in clauses (b), (c) or (d) above;

      (f) a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of the Underlying Company; or

      (g) the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Securities Exchange Act of 1934 (an event in clauses (a) through
            (g), a "Reorganization Event"),
then the method of determining the amount payable on each Note will be adjusted as set forth below.

"Exchange Property" will consist of the securities, cash or any other assets distributed to holders of record of the Deliverable Shares in or as a result of the Reorganization Event, and where the Deliverable Shares continue to be held by the holders of the Deliverable Shares receiving that distribution, the Deliverable Shares. The Exchange Property will either:

      A. be delivered on the maturity date to the holders of the Notes in an amount per unit equal to the amount of Exchange Property delivered with respect to the number of Deliverable Shares equal to the Exchange Ratio at the time of the Reorganization Event; or

      B. at the option of the calculation agent, be liquidated and the cash proceeds will be paid to the holders of the Notes as described below.

If the Exchange Property received in a Reorganization Event:

      o consists only of cash or if the calculation agent exercises its option to liquidate the Exchange Property following its distribution, then, the Notes will be redeemed: (i) in the case where the Exchange Property delivered to the holders of record of the Deliverable Shares consists of cash only, on the third Business Day succeeding the day on which that cash is distributed to holders of record of the Deliverable Shares, or (ii) in the case where the Exchange Property is liquidated, on the date specified by ML&Co. as described below, and holders of the Notes will receive, in lieu of any Deliverable Shares and in full satisfaction of our obligations under the Notes, the product of (a) the amount of cash received with respect to one Deliverable Share and the then current Exchange Ratio or (b) the value of the Exchange Property liquidated with respect to one Deliverable Share and the then current Exchange Ratio, as applicable, plus in either case accrued and unpaid interest to the early redemption date, with no interest accruing on the Notes following the early redemption date. If the calculation agent exercises the option to liquidate the Exchange Property, ML&Co. will give notice to the trustee as to the election to liquidate the Exchange Property, which notice will specify the method by which the Exchange Property will be sold. The date of early redemption of the Notes will be the fifth Business Day following the last date on which the Exchange Property is sold;

      o consists of more than one type of property and the calculation agent has not exercised its option to liquidate the Exchange Property, then holders of Notes will receive on the maturity date a pro rata share of each such type of Exchange Property; and

      o includes a cash component and the calculation agent has not exercised its option to liquidate the Exchange Property, then holders will not receive any interest accrued on that cash component.

In the event Exchange Property consists of securities, those securities will, in turn, be subject to the antidilution adjustments set forth in this pricing supplement.

      In the case of a consummated tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to that Exchange Property (in an amount determined on the basis of the rate of exchange in that tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

      MLPF&S as calculation agent will be solely responsible for determination and calculation of the Exchange Property if a Reorganization Event occurs and the amount due upon early redemption, including the determination of the cash value of any Exchange Property, if necessary, and its determinations and calculations will be conclusive absent a determination of a manifest error.

      If the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Securities Exchange Act of 1934 and the calculation agent determines in its sole discretion that sufficiently similar information is not otherwise available to you, the maturity date of the Notes will be accelerated to the fifth Business Day following the date of that determination and the amount payable to you will be calculated as though the date of early repayment were the stated maturity date of the Notes. If the calculation agent determines that sufficiently similar information is available to you, the Reorganization Event will be deemed to have not occurred.

Alternative Dilution and Reorganization Adjustments

      The calculation agent may elect at its discretion to not make any of the adjustments to the Exchange Ratio or to the method of determining the amount payable on each Note described above under "-Exchange Ratio Adjustments" and "-Reorganization Events", but may instead make adjustments in its discretion to the Exchange Ratio or the method of determining the amount payable on each Note that will reflect the adjustments to the extent practicable made by the Options Clearing Corporation on option contracts on the Deliverable Shares or any successor common stock. ML&Co. will provide notice of any such election to the trustee not more than two Business Days following the date that the Options Clearing Corporation publishes notice of its adjustments relating to the Deliverable Shares and will detail in such notice the actual adjustment made to the Exchange Ratio or to the method of determining the amount payable on each Note.

                            THE DELIVERABLE SHARES

The Underlying Company

      The following information has been derived from publicly available documents published by the Underlying Company. We make no representation or warranty as to the accuracy or completeness of the following information.

      The Underlying Company has disclosed that it is a holding company owning subsidiaries engaged in a number of diverse business activities and that the most important of these are insurance businesses conducted on both a primary basis and a reinsurance basis. Because the Deliverable Shares are registered under the Securities Exchange Act of 1934 the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the SEC's facilities or through the SEC's web site by reference to SEC file number 000-1067983. See "Where You Can Find More Information" in the accompanying prospectus. ML&Co. makes no representation or warranty as to the accuracy or completeness of the information or reports.

      The selection of the Deliverable Shares is not a recommendation to buy or sell the Deliverable Shares. Neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Deliverable Shares.

      The Deliverable Shares trade on The New York Stock Exchange under the symbol "BRK-B".

      ML&Co. is not affiliated with the Underlying Company. The Underlying Company has no obligations with respect to the Notes. This pricing supplement relates only to the Notes and does not relate to the Deliverable Shares or other securities of the Underlying Company. All disclosures contained in this pricing supplement regarding the Underlying Company are derived from the publicly available documents described above. Neither ML&Co. nor MLPF&S has participated in the preparation of these documents or made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the Notes. Neither ML&Co. nor MLPF&S makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date hereof, including events that would affect the accuracy or completeness of the publicly available documents described above, that would affect the trading price of the Deliverable Shares have been publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Deliverable Shares to be received on the maturity date of the Notes and therefore the trading prices of the Notes. Neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Deliverable Shares.

      ML&Co. or its affiliates may presently or from time to time engage in business, directly or indirectly, with the Underlying Company including extending loans to, or making equity investments in, the Underlying Company or providing investment banking or advisory services to the Underlying Company, including merger and acquisition advisory services. In the course of that business, ML&Co. or its affiliates may acquire non-public information with respect to the Underlying Company and, in addition, one or more affiliates of ML&Co. may publish research reports with respect to the Underlying Company.

      Any prospective purchaser of the Notes should undertake an independent investigation of the Underlying Company as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Historical data

      The Deliverable Shares are principally traded on NYSE. The following table sets forth the high and low closing prices for the calendar quarters during calendar years 1999 through 2005. On March 1, 2005, the last recorded transaction price on NYSE for the Deliverable Shares was $3,021.10 per share. The closing prices listed below were obtained from Bloomberg Financial Markets. The historical closing prices of the Deliverable Shares should not be taken as an indication of future performance, and no assurance can be given that the price of the Deliverable Shares will not decrease. In addition, no assurance can be given that the price of the

Deliverable Shares will increase so that the value of the Deliverable Shares that the holders of the Notes may receive upon an exchange will exceed the original offering price of the Notes.

                                                        High       Low
       1999
             First Quarter..........................     $2,642.00  $2,075.00
             Second Quarter.........................      2,537.00   2,220.00
             Third Quarter..........................      2,319.00   1,856.00
             Fourth Quarter.........................      2,163.00   1,710.00
       2000
             First Quarter..........................      1,820.00   1,370.00
             Second Quarter.........................      1,964.00   1,732.00
             Third Quarter..........................      2,070.00   1,727.00
             Fourth Quarter.........................      2,354.00   1,784.00
       2001
             First Quarter..........................      2,411.00   2,105.00
             Second Quarter.........................      2,319.00   2,097.00
             Third Quarter..........................      2,355.00   2,048.00
             Fourth Quarter.........................      2,525.00   2,213.00
       2002
             First Quarter..........................      2,499.00   2,328.00
             Second Quarter.........................      2,600.01   2,234.00
             Third Quarter..........................      2,518.00   2,000.00
             Fourth Quarter.........................      2,490.00   2,262.00
       2003
             First Quarter..........................      2,403.00   2,035.00
             Second Quarter.........................      2,502.00      19.02
             Third Quarter..........................      2,544.00   2,368.00
             Fourth Quarter.........................      2,815.00   2,512.00
       2004
             First Quarter..........................      3,173.00   2,803.00
             Second Quarter.........................      3,184.00   2,851.00
             Third Quarter..........................      3,023.00   2,790.00
             Fourth Quarter.........................      2,972.50   2,703.00
        2005
             First Quarter (through March 1, 2005)..      3,058.00   2,855.00

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities (except to the extent specifically discussed below), persons holding Notes in a tax-deferred or tax-advantaged account or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

      In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule per unit of the Notes will consist of payment on the maturity date of the $1,000 principal amount thereof and a projected amount in excess of such $1,000 principal amount equal to $ (the "Projected Supplemental Redemption Amount"). The projected payment schedule includes an estimate for a payment on the maturity date taking into account a calculation of the amount payable on the maturity date based upon the Exchange Ratio and a hypothetical average Closing Market Price of one share of the Deliverable Shares as a contingent payment with respect to the Notes. The projected payment schedule represents an estimated yield on the Notes equal to % per annum, compounded semiannually. For United States federal income tax purposes, a U.S. Holder must use the estimated yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own estimated yield or schedule of projected payments must also establish that ML&Co.'s determination of the estimated yield or schedule of projected payments is unreasonable.

      Based upon the foregoing, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000 per unit), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash amount paid in excess of $1,000 principal amount per unit (the "Actual Supplemental Redemption Amount"), if any, exceeds $ per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Supplemental Redemption Amount over $ per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Supplemental Redemption Amount, if any, is less than $ per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $ per unit) exceeds the Actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $ per unit) in excess of the Actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      As described above, ML&Co.'s determination of the estimated yield and the schedule of projected payments for the Notes includes an estimate for a payment on the maturity date taking into account a calculation of the amount payable on the maturity date based upon the Exchange Ratio and a hypothetical average Closing Market Price of one share of the Deliverable Shares as a contingent payment with respect to the Notes. Similarly, ML&Co. intends to treat the receipt of a payment of shares of the Deliverable Shares by a U.S. Holder upon exercise of the early exchange election as a contingent payment under the CPDI regulations. As described above, U.S. Holders are generally bound by ML&Co.'s determination of the estimated yield and the schedule of projected payments. Under this treatment, such an early exchange will also result in taxable gain or loss to a U.S. Holder. Accordingly, upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange (including the fair market value of any Deliverable Shares) and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

      All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Supplemental Redemption Amount will be, or that the Actual Supplemental Redemption Amount will even exceed zero.

      The following table sets forth the amount of interest that would be deemed to have accrued with respect to each unit of the Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Supplemental Redemption Amount and an estimated yield equal to % per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the
Notes:

                                                                 Total interest
                                                                 deemed to have
                                               Interest deemed     accrued on
                                                 to accrue on      Notes as of
                                                 Notes during    end of accrual
                                                accrual period       period
                Accrual Period                    (per unit)       (per unit)
                --------------                 ---------------   --------------
March   , 2005 through September   , 2005.....
September   , 2005 through March   , 2006.....
March   , 2006 through September   , 2006.....
September   , 2006 through March   , 2007.....
March   , 2007 through September   , 2007.....
September   , 2007 through March   , 2008.....
March   , 2008 through September   , 2008.....
September   , 2008 through March   , 2009.....
March   , 2009 through September   , 2009.....
September   , 2009 through March   , 2010.....
-------------
Projected Supplemental Redemption Amount = $       per unit of Notes.


Unrelated Business Taxable Income

      Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

      Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest" ) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that is proposed initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The restated consolidated financial statements and the related restated financial statement schedule incorporated in this prospectus by reference from Merrill Lynch & Co., Inc.'s Current Report on Form 8-K dated February 3, 2005 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to the effects of the restatement related to stock-based compensation described in Note 2 to the consolidated financial statements) (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the consolidated financial statements) (which express unqualified opinions and which report on the consolidated financial statements includes explanatory paragraphs for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, for the change in accounting method in 2004 for stock-based compensation to conform to SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements, and for the restatement to correct the accounting for certain retail account fees), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the restated unaudited interim condensed consolidated financial information for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports dated May 4, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements), August 2, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements) and November 1, 2004 (February 3, 2005 as to the effects of the restatement related to the accounting for certain retail account fees described in Note 2 to the restated unaudited interim condensed consolidated financial statements) included in Merrill Lynch & Co., Inc.'s Current Report on Form 8-K dated February 3, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that restated unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the restated unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

Business Day.............................................................PS-11
Calculation Day..........................................................PS-11
Calculation Period.......................................................PS-11
Closing Market Price.....................................................PS-15
Deliverable Shares........................................................PS-3
Exchange Notice Date.....................................................PS-12
Exchange Property........................................................PS-17
Exchange Ratio........................................................... PS-4
ex-dividend date.........................................................PS-14
Extraordinary Dividend Amount............................................PS-14
Market Disruption Event..................................................PS-15
Notes.....................................................................PS-3
Pricing Date..............................................................PS-4
Reorganization Event.....................................................PS-17
Trading Day..............................................................PS-11
Underlying Company........................................................PS-3

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                                [LOGO OMITTED]

                                   [ ] Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

                Zero Coupon Convertible Securities Exchangeable
               into Berkshire Hathaway Inc. Class B Common Stock
                               due March   , 2010
                $1,000 original public offering price per unit


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                              PRICING SUPPLEMENT
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                              Merrill Lynch & Co.







                                 March , 2005


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